REPRESENTATION OF THE CEO AND CFO REGARDING ACCOUNTANTS’ REPORTS

June 20, 2007

I, John T. McDonald, herby certify that the reports and consents of BDO Seidman, LLP identical to those now on file were in the possession of Perficient, Inc. prior to the filing of its Form 10-K for the year ended December 31, 2006.

/s/ John T. McDonald

John T. McDonald
Chairman of the Board and Chief Executive Officer
Perficient, Inc.

I, Paul E. Martin, herby certify that the reports and consents of BDO Seidman, LLP  identical to those now on file were in the possession of Perficient, Inc. prior to the filing of its Form 10-K for the year ended December 31, 2006.

/s/ Paul E. Martin

Paul E. Martin
Chief Financial Officer
Perficient, Inc.